Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6030
Direct Fax: 020 7659 6001
Email: laura.jackson@brambles.com

Brambles

04030487

24th May 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED JUN 01 2004 WASH. D.C. 158 SECTION

SUPPL

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

dlw 6/15

Encs.

FILE NO: 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

21 May 2004

12) Total holding following this notification

69,937,151

13) Total percentage holding of issued class following this notification

9.66%

FILE NO: 82-5205

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 24 May 2004

Details of Registered Holders

Capital Guardian Trust Company		2.55%
State Street Nominees Limited	4,167,900	
Bank of New York Nominees	265,000	
Chase Nominees Limited	8,671,476	
BT Globenet Nominees Ltd.	210,700	
Midland Bank plc	2,240,900	
Bankers Trust	864,200	
Barclays Bank, Barclays Global Securities Services	30,100	
Nortrust Nominees	1,574,500	
Royal Bank of Scotland	8,800	
MSS Nominees Limited	18,000	
Citibank NA	19,200	
ROY Nominees Limited	28,700	
Mellon Nominees (UK) Limited	323,600	
HSBC	30,600	
Total	18,453,676	

Capital International Limited		3.71%
State Street Nominees Limited	869,781	
Bank of New York Nominees	5,718,731	
Northern Trust	690,615	
Chase Nominees Limited	5,414,819	
Midland Bank plc	262,000	
Bankers Trust	409,342	
Barclays Bank, Barclays Global Securities Services	225,100	
Citibank London	496,300	
Morgan Guaranty	246,045	
Nortrust Nominees	3,315,677	
Royal Bank of Scotland	2,041,997	
MSS Nominees Limited	194,000	
State Street Bank & Trust Co	3,255,459	
Lloyds Bank	97,700	
Citibank NA	89,100	
Deutsche Bank AG	1,182,000	
HSBC Bank plc	923,940	
Mellon Bank N.A.	370,804	
Northern Trust AVFC	246,800	
KAS UK	42,915	
Mellon Nominees (UK) Limited	299,000	

FILE NO: 82-5205

Bank One London	351,980	
Clydesdale Bank plc	114,800	
Total	26,858,905	
Capital International S.A.		1.23%
State Street Nominees Limited	40,900	
Chase Nominees Limited	3,682,581	
Credit Suisse London Branch	93,600	
Midland Bank plc	886,900	
Barclays Bank, Barclays Global Securities Services	955,900	
Pictet & Cie, Geneva	50,800	
Citibank London	64,400	
Brown Bros.	128,500	
Nortrust Nominees	36,200	
Morgan Stanley	40,300	
Royal Bank of Scotland	366,900	
J.P. Morgan	1,238,036	
State Street Bank & Trust Co.	137,500	
National Westminster Bank	285,400	
Lloyds Bank	58,156	
RBSTB Nominees Ltd.	172,200	
Citibank NA	53,300	
Deutsche Bank AG	197,346	
HSBC Bank plc	426,725	
Total	8,915,644	
Capital International Inc.		0.29%
State Street Nominees Limited	968,000	
Bank of New York Nominees	30,900	
Chase Nominees Limited	67,100	
Midland Bank plc	196,100	
Nortrust Nominees	85,326	
Royal Bank of Scotland	213,800	
State Street Bank & Trust Co	39,100	
RBSTB Nominees Ltd.	39,300	
HSBC Bank plc	32,000	
JP Morgan Chase Bank	447,300	
Total	2,118,926	
Capital Research and Management Company		1.88%
Chase Nominees Limited	13,590,000	
Total	13,590,000	

FILE NO: 82-5205

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 20 May 2004, The Capital Group Companies Inc notified the Australian Stock Exchange that its combined shareholding in BIL and BIP had increased from 7.38% (124,271,286 shares) at 23 September 2003 to 8.78% (148,394,219 shares) with effect from 20 May 2004.

24 May 2004

Contact: Sandra Walters, Assistant Company Secretary
Tel: 020 7659 6039

FILE No: 82-5205

Brambles Industries plc
Registered number: 4134697

24 May 2004

Stephen Johns appointed as Non-executive Director

Brambles today announced that Mr Stephen Johns will join the Board as a Non-executive Director, effective 1 August 2004.

Mr Johns has had a long and distinguished career as a senior Executive and Director of the Westfield Group, the world's largest listed retail property group, with significant operations in Australia, New Zealand, the United States and the United Kingdom.

Mr Johns was Finance Director of the Westfield Group from 1985 until 2002, when he was appointed to the role of Executive Director, Capital Markets. In late 2003, he became a Non-Executive Director of Westfield Holdings, Westfield Trust and Westfield America Trust and, since then, has had an advisory role with respect to the financial affairs of the Westfield Group.

At Westfield, Mr Johns established a strong relationship with the investment community and had extensive experience in developing and implementing corporate strategy, with particular expertise in financial and capital management.

He holds a Bachelor of Economics degree from the University of Sydney and is a fellow of the Institute of Chartered Accountants in Australia.

Commenting on the appointment, Mr Don Argus, Chairman of Brambles, said: "We welcome the addition of Stephen Johns to the Brambles Board. In addition to the obvious capabilities and experience Stephen brings to Brambles, this represents a further important step in the Board's ongoing program of renewal, announced in November 2003, and follows the announcement in March this year of the appointment of Jac Nasser to the Brambles Board."

For further information

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291

Australia

Investor	John Hobson	+61 (0) 2 9256 5216
	Head of Investor Relations	+61 (0) 414 239 188 (mobile)
Media	Jeannette McLoughlin	+61 (0) 2 9256 5255
	Group General Manager Corporate Communications	+61 (0) 401 990 425 (mobile)

Brambles' global headquarters is in Sydney, Australia